[redacted]

14047855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Exchange Place, 501 Plaza 2
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800 (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/21/14

OATH OR AFFIRMATION

We, Joseph Gerdes and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of and for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Gerdes
Chief Executive Officer
E*TRADE Clearing LLC

Date: 2/25/14

Notary Public

MELODIE L STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Shane Mulron
Chief Financial Officer
E*TRADE Clearing LLC

Date: 2/25/14

Notary Public

MELODIE L STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Deloitte

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2013 and Independent Auditors' Report and Supplemental Report on Internal Control

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2013 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission and the Commodity Futures Trading Commission as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Clearing LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2013, and the related notes ("the financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
(In thousands)

ASSETS

Cash and equivalents	$ 207,763
Cash required to be segregated under federal or other regulations	1,062,213
Receivables from customers, less allowance for doubtful accounts of $6,422	6,078,863
Receivables from brokers, dealers and clearing organizations	554,880
Receivables from funds	142,161
Receivables from affiliated companies	11,852
Deposits with clearing organizations	128,090
Internally developed software, net	20,102
Deferred tax assets	4,587
Other assets	8,443
TOTAL ASSETS	$ 8,218,954

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to customers	$ 6,131,147
Payables to brokers, dealers and clearing organizations	1,084,645
Loan payable to the Bank	152,868
Payables to Parent and affiliated companies	54,554
Payables to non-customers	5,654
Income tax payable	5,143
Other liabilities	21,964
TOTAL LIABILITIES	7,455,975
MEMBER'S EQUITY	762,979
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,218,954

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), is a wholly owned operating subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission ("CFTC") as a non-clearing Futures Commissions Merchant ("FCM") under the Commodity Exchange Act and is a member of the National Futures Association ("NFA").

Nature of Operations – The Company clears and settles securities transactions for customers of other broker-dealers, including E*TRADE Securities LLC ("E*TRADE Securities"), and E*TRADE Securities Ltd. ("E*TRADE UK"), both affiliated broker-dealers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company clears all of its customers' futures transactions through an omnibus account arrangement with a clearing FCM.

Use of Estimates – The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition and results of operations. Material estimates in which management believes near-term changes could reasonably occur include: allowance for doubtful accounts; estimates of effective tax rates, deferred taxes and valuation allowances; and fair value measurements.

Financial Statement Descriptions and Related Accounting Policies

Below are descriptions and accounting policies for certain of the Company's financial statement categories:

Cash and Equivalents – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase, that are not required to be segregated under federal or other regulations, to be cash equivalents. Included in cash and equivalents is approximately $90.9 million of cash in held in foreign currencies, primarily Canadian Dollars, Pounds Sterling, Hong Kong Dollars, Japanese Yen and Euros. These cash accounts are held in foreign currencies in an amount approximately equal to the payables to customer in those same currencies.

Cash Required to be Segregated under Federal or Other Regulations – Cash required to be segregated under federal or other regulations consists of interest-bearing cash and money market deposit accounts held in special reserve bank accounts pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and non-interest-bearing cash deposits that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing an FCM. At December 31, 2013, the Company had interest-bearing cash deposits of $833.0 million and interest-bearing money market deposit accounts of $175.0 million maintained in special reserve bank accounts for the exclusive benefit of customers and interest-bearing cash deposits of $11.0 million maintained in special reserve bank accounts for the exclusive benefit of proprietary accounts of introducing broker-dealers ("PAIB") customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2013, the Company also had $43.2 million in segregated and secured non-interest-bearing cash accounts pursuant to CFTC regulations.

Receivables from and Payables to Customers – Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Receivables from customers include unsecured loans of $6.5 million, for which the Company recorded a $6.4 million reserve as of December 31, 2013. Customer securities transactions are recorded on a settlement date basis, with the exception of customers' futures transactions, which are recorded on a trade basis. See Note 4 – Receivables from and Payables to Customers and Non-customers.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations – Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), margin deposits and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. See Note 3 – Receivables from and Payables to Brokers, Dealers and Clearing Organizations.

Receivable from Funds – Receivable from funds primarily represents a receivable arising from prepayments made by the Company on behalf of customers, which is expected to be covered the next day upon settlement of such customers' redemptions.

Internally Developed Software, net – The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred.

Share-Based Payments – The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 2 – Fair Value Disclosures.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash and equivalents, cash required to be segregated under federal or other regulations, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities approximate fair value.

Income Taxes – Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority or Parent. Each member included in the federal consolidated group computes its separate federal tax expense as if it files a separate tax return. For members included in a combined state tax filing, the computation of each member's state tax expense (benefit) is computed based on the separate member's income or loss using the blended effective tax rate for the entire combined group. Uncertain tax positions are only recognized when it is more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. See Note 8 – Income Taxes.

New Accounting and Disclosure Guidance – Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board amended the disclosure guidance about offsetting assets and liabilities. The amended disclosure guidance will enable users of the Company's statement of financial condition to evaluate the effect or potential effect of netting arrangements on the Company's financial position. This includes the effect or potential effect of rights of setoff between recognized assets and recognized liabilities within the scope of amended disclosure guidance, such as securities borrowing and securities lending transactions. The amended disclosure guidance became effective for annual and interim periods beginning on January 1, 2013. The Company's disclosures reflect the adoption of the amended disclosure guidance in Note 3 – Receivables from and Payables to Brokers, Dealers, and Clearing Organizations.

2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Recurring Fair Value Measurement Techniques

The fair value measurements of U.S. Treasury securities were classified as Level 1 of the fair value hierarchy as they were based on quoted market prices in active markets.

Recurring Fair Value Measurements

Deposits with clearing organizations included $53 million as of December 31, 2013 of U.S. Treasury securities classified as Level 1 of the fair value hierarchy. The remaining deposits with clearing organizations represent cash deposits.

Fair Value of Financial Instruments Not Carried at Fair Value

The fair value of cash and equivalents, cash required to be segregated under federal or other regulations and cash deposits with clearing organizations was estimated held at carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of receivables from or payables to brokers, dealers, clearing organizations, customers, non-customers, and Parent and affiliated companies, long and short inventory positions and loan payable from the Bank was estimated held at carrying value and classified as Level 2 of the fair value hierarchy.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:	
Securities borrowed	$ 536,653
Receivables from clearing organizations	9,573
Securities failed to deliver	2,613
Other	6,041
Total	$ 554,880
Payables:	
Securities loaned	$ 1,050,010
Payables to clearing organizations	16,743
Securities failed to receive	4,573
Other	13,319
Total	$ 1,084,645

Offsetting Assets and Liabilities—Effective January 1, 2013, the Company adopted the amended disclosure guidance about offsetting certain assets and liabilities, which required additional information about the Company's securities borrowing and securities lending transactions that are offset or subject to an enforceable master netting arrangement or similar agreement. For financial statement purposes, the Company does not offset securities borrowing and securities lending transactions. The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction; therefore, all of these transactions are presented in the amended disclosures. The following table presents information about these transactions to enable the users of the Company's financial statements to evaluate the potential effect of rights of setoff between these recognized assets and recognized liabilities as of December 31, 2013 (dollars in thousands):

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral Received or Pledged (Including Cash)	Net Amount
December 31, 2013						
Assets:						
Deposits paid for securities borrowed[(1)]	$ 536,653	$ -	$ 536,653	$ (247,401)	$ (282,135)	$ 7,117
Liabilities:						
Deposits received for securities loaned[(2)]	$ 1,050,010	$ -	$ 1,050,010	$ (247,401)	$ (739,748)	$ 62,861

---

(1)Included in the gross amounts of deposits paid for securities borrowed is $415.4 million at December 31, 2013 transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

(2)Included in the gross amounts of deposits received for securities loaned is $681.9 million at December 31, 2013 transacted through a program with a clearing organization, which guarantees the return of securities to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivables from customers of $6.1 billion, net of allowance for doubtful accounts of $6.4 million, primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payables to customers of $6.1 billion consists primarily of cash balances and other customer funds pending completion of securities transactions. Payables to customers also include $39.8 million from customers' futures transactions and include gains and losses on open trades. Payables to non-customers of $5.7 million consists primarily of clearing deposits from E*TRADE Securities of $5.3 million.

5. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's securities lending program. The Company also maintains uncommitted lines of credit with unaffiliated banks to finance margin lending, subject to approval when utilized. From January 1, 2013 to December 31, 2013, the Company utilized the line of credit for one day with an overnight borrowing of $0.4 million at a rate of 1.25%. At December 31, 2013, there were no amounts outstanding under these facilities.

The Company also has an unsecured line of credit with the Bank to finance margin lending, which is payable on demand. From January 1, 2013 to December 31, 2013, the Company utilized this line of credit 253 days and during this period had an average overnight borrowing of $208.4 million at a weighted average rate of 0.11%. At December 31, 2013, there was $152.9 million outstanding under this line of credit.

6. INTERNALLY DEVELOPED SOFTWARE, NET

The Company and the Parent are party to a Master Services Agreement ("MSA"), under which the Parent provides software development services to the Company. For the year ended December 31, 2013, the Company paid the Parent $4.2 million for internally developed software specifically attributable to the Company. At December 31, 2013, the Company had $20.1 million of internally developed software, net on the statement of financial condition.

Internally developed software are carried at cost and amortized on a straight-line basis over estimated useful lives of four years. Included in the capitalized internally developed software at December 31, 2013, is $2.7 million of costs associated with internal software in the process of development for which amortization has not begun.

7. RELATED PARTY TRANSACTIONS

Under the terms of the MSA, the Parent provides the Company with technology infrastructure, back-office operations, facilities, and general and administrative support.

The Company clears trades on a fully disclosed basis for E*TRADE Securities, including customers' futures transactions. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and remits such amounts to E*TRADE Securities. At December 31, 2013, the amount payable to E*TRADE Securities of $51.0 million represents a portion of the December 2013 collections. This amount is recorded in payable to Parent and affiliated companies in the statement of financial condition.

The Company clears trades on a fully disclosed basis for E*TRADE UK. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE UK's customers. The Company collects commissions and related fees from customers of E*TRADE UK and remits such amounts to E*TRADE UK.

The Company has provided a $10.0 million secured line of credit to E*TRADE UK at a rate of London Interbank Offered Rate plus 1.50%. At December 31, 2013, $0.1 million was outstanding under this line of credit, which is recorded in other assets on the statement of financial condition.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market accounts up to applicable insurance limits and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate.

Account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company provides processing services associated with cash management and funds transfers under an agreement with the Bank.

8. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its income.

The Company is included in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2004 – 2013
Various states[(1)]	2005 – 2013

[(1)] Major state tax jurisdictions include California, Georgia, Illinois, New Jersey, New York and Virginia.

Within the next 12 months we do not expect the Company's unrecognized tax benefits to significantly change as a result of settlements of certain examinations or expiration of statues limitations.

The Company's practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. The Company has total gross reserves for interest and penalties of $0.6 million as of December 31, 2013.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carry forwards that created the deferred tax assets are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 2,410
Deferred compensation	389
Other	1,788
Total deferred tax assets	$ 4,587

The Company did not provide for a valuation allowance against its deferred tax assets as it is more likely than not all of the deferred tax assets will be realized.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company is also subject to the CFTC Regulation 1.17 ("Reg. 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a FCM, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($20.0 million), or the sum of 8% of the total risk margin requirements for all positions carried in client accounts and 8% of the total risk margin requirements for all positions carried in non-client accounts, as defined in Reg. 1.17.

At December 31, 2013 the Company had net capital of $714.5 million (9.91% of aggregate debit balances) which was $570.3 million in excess of its required net capital of $144.2 million, under SEC rules which is the more stringent of the requirements discussed above.

10. COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities and banking industries are subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, CFTC, NFA or Office of Comptroller of Currency ("OCC") by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Litigation

Several cases have been filed nationwide involving the April 2007 leveraged buyout ("LBO") of the Tribune Company ("Tribune") by Sam Zell, and the subsequent bankruptcy of Tribune. In William Niese et al. v. A.G. Edwards et al., in Superior Court of Delaware, New Castle County, former Tribune employees and retirees claimed that Tribune was actually insolvent at the time of the LBO and that the LBO constituted a fraudulent transaction that depleted the plaintiffs' retirement plans, rendering them worthless. The Company, along with numerous other financial institutions, is a named defendant in this case, but has not been served with process. One of the defendants removed the action to federal district court in Delaware on July 1, 2011. In Deutsche Bank Trust Company Americas et al. v. Adaly Opportunity Fund et al., filed in the Supreme Court of New York, New York County on June 3, 2011, the Trustees of certain notes issued by Tribune allege wrongdoing in connection with the LBO. In particular the Trustees claim that the LBO constituted a constructive fraudulent transfer under various state laws. G1 Execution Services, LLC, along with numerous other financial institutions, is a named defendant in this case. In Deutsche Bank et al. v. Ohlson et al., filed in the U.S. District Court for the Northern District of Illinois, noteholders of Tribune asserted claims of constructive fraud and G1 Execution Services, LLC is a named defendant in this case. In EGI-TRB LLC et al. v. ABN-AMRO et al., filed in the Circuit Court of Cook County Illinois, creditors of Tribune assert fraudulent conveyance claims against multiple shareholder defendants and the Company is a named defendant in this case. These cases have been consolidated into a multi-district litigation. The Company's time to answer or otherwise respond to the complaints has been stayed pending further orders of the Court. On September 18, 2013, the Court entered the Fifth Amended Complaint. On September 23, 2013, the Court granted the defendants' motion to dismiss the individual creditors' complaint. The individual creditors filed a notice of appeal. The Company will defend itself vigorously in these matters

In addition to the matters described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to reasonably estimate a range of possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses would not be reasonably likely to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

Estimated Liabilities

For all legal matters, an estimated liability is established in accordance with the loss contingencies accounting guidance. Once established, the estimated liability is adjusted based on available information when an event occurs requiring an adjustment.

Guarantees

The Company clears its customers' futures transactions on an omnibus basis through a third-party clearing FCM. The Company has agreed to indemnify its third-party clearing FCM for losses that it may sustain for the client accounts introduced to it by the Company. The Company's liability under this arrangement is not quantifiable and the potential for the Company to be required to make payments under this agreement is remote and have not occurred during the year ended December 31, 2013. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2013, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $9.1 billion that can be sold or re-pledged. Of this amount, $1.9 billion had been sold or re-pledged at December 31, 2013, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

In addition, E*TRADE Securities has provided a guarantee to the Company. Under the agreement, E*TRADE Securities has agreed to indemnify the Company for customers introduced by E*TRADE Securities that are unable to satisfy the terms of their contracts. This guarantee would be expected to offset any loss incurred by the Company in performing its securities clearance and settlement services for E*TRADE Securities.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

To the Board of Directors and Member of
E*TRADE Clearing LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 25, 2014

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
E*TRADE Clearing LLC
Jersey City, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by E*TRADE Clearing LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041354 FINRA DEC
E*TRADE CLEARING LLC 10*10
ATTN: JIM FYFFE
HARBORSIDE FINANCIAL CENTER
34 EXCHANGE PL
JERSEY CITY NJ 07302-3885

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 542,302

B. Less payment made with SIPC-6 filed (**exclude interest**) (274,873)

7/26/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 267,429

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 267,429

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 267,429

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E*TRADE CLEARING LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of JANUARY, 2014.

DIRECTOR, ACCOUNTING
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 235,814,663
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	3,775,977
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,765,808	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 15,117,982	
Enter the greater of line (i) or (ii)	15,117,982
Total deductions	18,893,959
2d. SIPC Net Operating Revenues	$ 216,920,704
2e. General Assessment @ .0025	$ 542,302
	(to page 1, line 2.A.)